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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

September 18, 2014

Re:	Citizens Financial Group, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-195900

Ms. Kathryn S. McHale

Senior Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. McHale:

Citizens Financial Group, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 4 to its Registration Statement on Form S-1 (“Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated September 11, 2014. The responses below have been provided by the Company and correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Registration Statement are enclosed.

Risk Factors

Conflicts of interest and disputes may arise between the RBS Group and us…., page 36

1. It does not appear that you have filed the Separation Agreement as an exhibit to the registration statement. Please file it in your next amendment or explain why you are not required to do so.

The Company respectfully advises the Staff that the Separation and Shareholder Agreement has been filed as Exhibit 10.1 to the Registration Statement.

Securities and Exchange Commission	2	September 18, 2014

Exhibit 5.1

2. Counsel must provide an opinion stating that the securities are validly issued, fully paid and non-assessable. For more information, refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

In acknowledgement of the Staff’s comment, an updated opinion of counsel has been filed as Exhibit 5.1 to the Registration Statement.

—        —        —

Securities and Exchange Commission	3	September 18, 2014

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

Please direct any comments on the foregoing to the undersigned at (212) 450-4950.

Very truly yours,

/s/ Nicholas A. Kronfeld
Nicholas A. Kronfeld

cc w/ enc:

Kathryn S. McHale

Erin Purnell

Michael Volley

Amit Pande

Division of Corporation Finance

U.S. Securities and Exchange Commission

Stephen T. Gannon

Citizens Financial Group, Inc.

Leslie N. Silverman

Derek M. Bush

Cleary Gottlieb Steen & Hamilton LLP